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                          November 30, 2022

       Jesse Coury
       Chief Financial Officer
       America First Multifamily Investors, L.P.
       14301 FNB Parkway, Suite 211
       Omaha, Nebraska 68154

                                                        Re: America First
Multifamily Investors, L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
23, 2022
                                                            File No. 333-268538

       Dear Jesse Coury:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance